

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2011

Via E-mail
Paul McFeeters
Chief Financial Officer
Open Text Corporation
275 Frank Tompa Drive
Waterloo, Ontario, Canada

> **Re:** **Open Text Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2011**
> **Filed August 15, 2011**
> **Forms 8-K filed October 26, 2011 and August 10, 2011**
> **File No. 000-27544**

Dear Mr. McFeeters:

We have reviewed your letter dated December 5, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 22, 2011

Form 10-K for Fiscal Year Ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2011 Compared to Fiscal 2010

Provision for (recovery of) income taxes, page 34

1.	In your response to our prior comment 1, we note your proposed additional disclosure as to why the company reorganized their international subsidiaries. In future filings please include in your revised disclosures how the reorganization has and will impact your effective tax rate as you describe in your response.

Liquidity and Capital Resources, page 35

2.   We note from your response to our prior comment 2 that while certain subsidiaries are subject to additional taxes upon repatriation of their earnings, the company intends to indefinitely reinvest such funds outside of Canada.   However, we continue to believe that to the extent your foreign subsidiaries hold a significant amount of the company's total cash and cash equivalents, which are subject to additional taxes upon repatriation, disclosure of such amounts would be beneficial for investors in understanding the company's liquidity. In this respect, this disclosure would illustrate that some investments are not presently available to fund domestic operations such as the payment of dividends, corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. Please tell us the amount of cash and cash equivalents that are subject to additional taxes upon repatriation and provide us with the proposed revised disclosures that you intend to include in your future filings beginning with your next Form 10-Q.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Litigation, page 107

3.   We note your response to our prior comment 4. Please clarify, for us, the last sentence in your response where you indicate you will disclose if true that the recorded amounts of possible reasonable losses are not material to your financial statements. In this regard, it is unclear why you are limiting your disclosures to "recorded" amounts of possible losses as the guidance in ASC 450 does not require one to accrue for (i.e. record) reasonably possible losses. Please confirm that in future filings you will disclose whether there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and disclose either an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. In addition, please confirm that you will expand your policy disclosures on page 107 to discuss how you evaluate your legal matters for accounting and disclosure purposes as indicted in your response. Please provide the proposed revised disclosures that you intend to include in future filings in response to this comment.

Note 13 – Income Taxes, page 121

4.   We note from your response to our prior comment 5 that additional taxes may arise upon repatriation of earnings from your U.S. subsidiaries, however you also indicate that such earnings are intended to be reinvested indefinitely. Considering the subsidiaries in the

United States contribute significantly to the operations of the company, it would seem the amount of earnings for which taxes have not been provided would be material. Please tell us your consideration to disclose the amount of such earnings in addition to the proposed disclosure provided in your response.

Forms 8-K Filed October 26, 2011 and August 10, 2011

5.   We note your response to our prior comment 6. We continue to believe your presentation conveys undue prominence to a statement based on non-GAAP information under the guidance provided by Question 102.10. In this regard, we believe you could provide investors with a clear explanation regarding changes and fluctuations in your non-GAAP measures through a discussion of such measures as opposed to presenting a full non-GAAP income statement. Please further support your position or confirm that you will remove such presentation in future Form 8-K filings. Also, pursuant to the guidance in Question 102.11 of our Compliance and Disclosure Interpretations for Non-GAAP Financial Measures available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, you should provide the calculation of the tax rate used in the non-GAAP disclosures for each period presented. Please ensure that you will provide such calculations in future filings, as applicable.

6.   Please explain further your "Reconciliation of Non-GAAP Adjusted Operating Margin to GAAP-based Net Income." In this regard, tell us why you did not reconcile to the most directly comparable GAAP measure such as GAAP operating margin or revise accordingly in future filings. We refer you to 10(e)(1)(i)(B) of Regulation S-K.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief